[IRIDEX LETTERHEAD]
December 18, 2007
Via EDGAR and Overnight Courier
Mr. Jay Webb
Reviewing Accountant
Ms. Julie Sherman
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549

Re:	IRIDEX Corporation
Form 8-K
Dated December 18, 2006
Form 10-K for the year ended December 30, 2006
Filed March 30, 2007
Form 10-Q for the period ended June 30, 2007
Filed August 14, 2007

File No. 000-27598
Dear Mr. Webb and Ms. Sherman:
          On behalf of IRIDEX Corporation (“we,” the “Company,” or “IRIDEX”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated October 17, 2007, relating to the Company’s Form 8-K filed December 18, 2006 (the “Form 8-K”), the Company’s Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”) and the Company’s Form 10-Q for the quarterly period ended June 30, 2007 (the “Form 10-Q”).
          In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 8-K, Form 10-K and Form 10-Q.

United States Securities and Exchange Commission
December 18, 2007

Form 8-K dated December 18, 2006
1.	We noted that the investigation initiated by the Audit Committee concluded that you had prematurely recognized revenues and identified other errors related to revenue recognition during the period from the beginning of the fourth quarter of 2003 through the first quarter of 2006.
•	Tell us more about the errors identified as part of your investigation, including the amounts related to each error identified and the specific periods to which each error relates. In addition, tell us how management concluded these errors were not material to each related period and provide us with your SAB 99 analysis of such errors.
Response:
The details of the errors are included in the attached Company analysis which was prepared contemporaneously with the decision to restate the financial statements for the first quarter of 2006. (See attached Company prepared SAS 99 memorandum.)
•	Tell us how you have considered SFAS 154 in your analysis of the required accounting, presentation and disclosure impact of the referenced adjustments.
Response:
We considered SFAS 154 in our analysis of the referenced adjustments related to our financial restatement for the first quarter of 2006. We have disclosed that our previously-issued financial statements have been restated, along with a description of the nature of the error. In addition we have disclosed the effect of each correction on each financial statement line item and any per-share amounts affected for each prior-period presented and the cumulative effect of the change on retained earnings as of each prior-period presented. (See attached Company prepared SAS 99 memorandum.)
•	In addition, tell us about your consideration of the guidance in SAB 108 in your analysis of the adjustments and reclassifications.
Response:
We considered the guidance in SAB 108 in our analysis of our adjustments associated with our financial restatement. We considered and reviewed all identified errors during the affected periods under both the “rollover” and the “iron curtain” approach. This process involved quantifying the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements for purposes of concluding whether the misstatement was material. That analysis led to the conclusion that the results for the first quarter of 2006 should be restated, but that the impact on prior periods was not material and those financials did not need to be restated.

United States Securities and Exchange Commission
December 18, 2007

Form 10-K for the Year Ended December 31, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40
Liquidity and Capital Resources, page 42
2.	We note your disclosure that as part of the acquisition of the aesthetics business of AMS in January 2007 you have agreed to purchase up to $9 million of certain inventory from AMS. Please tell us and expand your disclosure in future filings to further clarify your obligation, including how you calculated the $1,472 obligation you included in the Contractual Obligations Table on page 43.
Response:
We have expanded our disclosure regarding this inventory commitment in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2007. In the Subsequent Event note contained in the financial statements in this filing, we disclosed that we have entered into a Settlement Agreement with AMS dated August 14, 2007. Under the terms of this agreement, we have agreed to purchase $4.1 million of certain inventory and service parts in settlement of our obligation to purchase up to $9.0 million of inventory under the Product Supply Agreement entered into with AMS on January 16, 2007. Contained in the balance of inventory that we have agreed to purchase from AMS for $4.1 million are parts we believe to be useable in the manufacturing process or the service of aesthetic lasers and in a quantity supported by our recent usage and current estimates of requirements.
The $1,472 obligation listed in the Contractual Obligation Table does not relate to the inventory commitment with AMS, but rather relates to a long term purchase obligation with another supplier to purchase certain high powered devices used in manufacturing our laser devices. We occasionally enter into such long term purchase commitments with suppliers to secure pricing and quantity availability for critical parts used in our manufacturing process.
Financial Statements, page 48
Consolidated Statements of Operations, page 49
3.	Based on disclosures in the filing it appears you generate revenues from both the sale of products and the provision of services. Please consider the impact of Rules 5-03(b)(1) and (2) of Regulation S-X on your disclosure requirements when preparing future filings.

United States Securities and Exchange Commission
December 18, 2007

Response:
We will consider the impact of Rules 5-03(b)(1) and (2) of Regulation S-X related to the requirement for separate line items on the face of the income statements in the preparation of our financial statements contained in future filings, beginning with our Form 10-K for the fiscal year ending December 31, 2007.
Note 2. Summary of Significant Accounting Policies, page 53
Revenue Recognition, page 54
4.	We note your disclosure that the company’s sales may include post-sales obligations for training or other deliverables and that related revenues are recognized in accordance with EITF 00-21. Please tell us more about these post-sales obligations and clarify for us situations when you believe you would have objective and reliable evidence of fair value of undelivered items and when you would not in accordance with EITF 00-21 and your related accounting.
Response:
The primary examples of post-sale obligations that are part of our sales arrangements are installation and training. The majority of our lasers are considered “plug and play” machines which require no formal installation process. We do sell one aesthetic laser, however, which requires a more involved installation process that is performed by a field service engineer. In a sales arrangement of this type of laser, we defer recognition of total revenue until installation has been completed. We do not have objective and reliable evidence of fair value for the installation service, therefore, we do not recognize any revenue related to the sale of this laser until installation is complete.
Another example of a post-sale obligation would be training provided to users of our lasers. If the sales arrangement contains a training component, we defer the revenue associated with the training until the training is completed. We have objective and reliable evidence of the fair value of training and we use the residual method to determine the revenue associated with the laser sale in a situation where the laser has been delivered but the training has not been completed.
We have also made sales of our lasers in the past with the future promise to deliver a wireless footswitch to our customers once it had received FDA 510(k) clearance. These transactions have been thoroughly evaluated and were determined to fall under the purview of EITF 00-21. Based on this analysis we concluded the wireless footswitch qualified as a separate unit of accounting under EITF 00-21. There was objective and reliable evidence of the fair value for the wireless footswitch as well as the laser system and the Company allocated total consideration based on the fair value of these units. In addition, the revenue recognized for the delivery of the laser was not contingent on the delivery of the wireless footswitch. As a result, the Company recognized revenue related to the delivered portion of the contract and deferred a portion of revenue attributable to the undelivered element which was the

United States Securities and Exchange Commission
December 18, 2007

wireless footswitch. This deferred amount was valued based upon the targeted average selling price of the wireless footswitch unit for which we had objective evidence.
Form 10-Q for the period ending June 30, 2007
Financial Statements, page 1
Consolidated Statements of Operations, page 2
5.	We noted that you included $2.5 million related to a legal settlement as a component of other income (expense) in the three and six month period ended June 30, 2006. Further, we see from your disclosure on page 12 that this payment represents consideration for cross licensing of various patents between you and Synergetics. Please clarify why you believe your classification of this settlement as non-operating income is appropriate. Your explanation should include a discussion of why the patent and the underlying products related to the patent do not relate to your operating activities.
Response:
In response to the Staff’s comment, the Company clarifies to the Staff that the Company decided to present the settlement as non-operating income so that it would be a more prominent disclosure on the face of the income statement for the following reasons:

➢	The Settlement Agreement with Synergetics uses the language “In consideration of the licenses granted hereunder” to describe the amounts payable to Iridex by Synergetics. We concluded that the licenses described in the agreement were for past usage of Iridex patents and the settlement of liabilities for this use. Since we do not typically license our technology in the ordinary course of business, it was determined the appropriate classification of these payments was non-operating since they were peripheral or incidental to the primary revenue generating activities of the Company.

➢	Historically the Company has not recorded similar types of settlements.

➢	The settlement is very unusual and material in nature and the Company does not expect that it will record a similar settlement again.

➢	The settlement gain has been recorded to the extent of the amount realized as it is contingent in nature. The balance of the settlement will be recorded as and when realized.

➢	The gain is recorded in the proper period, the period of actual settlement, but the gain relates to events and activities of past periods.
The settlement is appropriately disclosed in the Form 10-Q, both in the notes to the financial statements and the MD&A section. The reader of the Company’s financial statements will have sufficient information to make their own assessments of the settlement and the impact on current and future

United States Securities and Exchange Commission
December 18, 2007

earnings. By presenting the settlement gain as non-operating income, the Company believes that there is a lower possibility that investors would misunderstand the nature of the results of its operations.
Note 3. Business Combination, page 8
6.	We note the disclosure on page 9 that independent valuation experts assisted the company in determining the valuation of the intangible assets acquired. While in future filings management may elect to take full responsibility for valuing the equity instruments, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-Q by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.
Response:
In future filings, beginning with our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2007, we will delete the sentence “Independent valuation experts assisted the Company in determining the valuation of the intangible assets acquired.”
7.	We noted your disclosure on page 10 that the financial statements of the acquired business are not complete. Please advise us as to when you plan to file the financial statements and any pro forma information required by Item 9.01 of Form 8-K for your acquisition of the aesthetics business from American Medical Systems. We may have further comments upon obtaining such financial statements and pro forma information.
Response:
We have filed the financial statements and pro forma information related to the acquisition of the aesthetics business from American Medical Systems required by Item 9.01 of Form 8-K on a Form 8-K/A dated November 21, 2007.
8.	We noted your disclosure on page 20 of your 2006 Form 10-K for the year ended December 31, 2006 that “in addition, as part of [your] acquisition, [you] entered into agreements with Laserscope to obtain certain manufacturing support, administrative services and future intellectual property rights.” Please tell us more about this agreement, including the terms, related accounting and how you have disclosed this agreement in your Form 10-Q upon completion of the acquisition.

United States Securities and Exchange Commission
December 18, 2007

Response:
The agreement related to manufacturing support was terminated and superseded by the Settlement Agreement by and among American Medical Systems, Inc., Laserscope and IRIDEX Corporation, dated August 14, 2007, which was included as Exhibit 10.7 on the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 19, 2007.
The agreement related to administrative services was of the type made in the ordinary course of business; it governed transitions services such as accounts receivable management, use of facilities by transferred employees, housing of inventory, customer service and order taking, information transfer services, and other consulting services, all of which were provided at no charge to the Company for a period of 30 to 60 days, and is not material.
The intellectual property that was the subject of this license agreement was merely ancillary to the intellectual property that was part of the assets acquired by the Company from Laserscope under the Asset Purchase Agreement, dated November 30, 2006 by and among American Medical Systems, Inc., Laserscope, and IRIDEX Corporation, which was included as Exhibit 2.1 on the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 6, 2006 (the “Asset Purchase Agreement”). The agreement covered a license to certain ancillary patents, made clear that no intellectual property of Laserscope related to product lines that was not the subject of the Asset Purchase Agreement was being transferred to the Company, and afforded the Company rights to trade secrets, know how, copyrights and other subject matter to the extent such information was made known to the Company or resided in the minds of employees that transferred employment to the Company as a result of the acquisition, but was not explicitly transferred to the Company.
Note 10. Subsequent Events, page 14
9.	We note your disclosure that you agreed to payments totaling approximately $4.1 million in respect of certain inventory and service parts to be purchased from AMS following termination of the Product Supply Agreement. Please tell us how you have accounted for this transaction.
Response:
We will record our obligation related to the $4.1 million inventory purchase in the fourth quarter of 2007. The obligation to make this purchase arises after the end of the Product Supply Agreement which terminated on October 15, 2007. Upon acquisition we will record the inventory at fair value with a corresponding liability for $4.1 million owing to AMS. We believe the inventory being acquired is useable in our current manufacturing process or the service of aesthetic lasers and is a quantity supported by our recent usage and current estimates of requirements.

United States Securities and Exchange Commission
December 18, 2007

*****
          In connection with IRIDEX’s responses to the Staff’s comments, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings, and we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
          Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
          We would like to discuss these comments and responses at your earliest convenience. David J. Segre, Esq. and Jonathan W. Tanner, Esq. of Wilson Sonsini Goodrich & Rosati, Professional Corporation can be reached at (650) 493-9300, and I may be reached at (650) 962-8848 ext. 3001.

Sincerely,

/s/ Theodore A. Boutacoff

Theodore A. Boutacoff
IRIDEX Corporation President and Chief Executive Officer

cc:	David J. Segre Jonathan W. Tanner James D. Pardee

Iridex Corporation
SAB 99 Analysis of
Materiality of Revenue Recognition Errors
Following completion of the investigation initiated by the Audit Committee with respect to certain prematurely recognized revenues and other identified errors relating to revenue recognition in the periods beginning with the Company’s fourth quarter of 2003 through its second quarter of 2006, management prepared the following analysis to assess the materiality of the errors and determine the appropriate method for correcting the errors. This analysis was presented to and reviewed by both the Company’s independent auditors and the Audit Committee of the Board of Directors of the Company in the fourth quarter of 2006.
Revenue & Net Income Accounting — Aggregated Basis: The tables below summarize the errors in the income statements for the fourth quarter 2003 through the second quarter of 2006. This analysis assumes that the cumulative effects of all errors are corrected in Q2 2006 and prior periods are not restated.
Iridex Corporation
Qualitative Analysis — Summary Overview

	Q4 2003	YTD 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	YTD 2004
Revenue	$8,771	$31,699	$7,392	$8,109	$8,178	$9,131	$32,810
(Over) Understatement of Revenue	(23)	(23)	(124)	102	19	(122)	(125)

Revenue — as adjusted	8,748	31,676	7,268	8,211	8,197	9,009	32,685

(Over) Understatement as a % of revenue	-0.3%	-0.1%	-1.7%	1.2%	0.2%	-1.4%	-0.4%

Gross profit (loss)	4,124	14,071	3,215	3,807	3,470	4,396	14,888
(Over) Understatement of Gross Profit (Loss)	(9)	(9)	(58)	37	4	(51)	(68)

Gross profit (loss) — as adjusted	4,115	14,062	3,157	3,844	3,474	4,345	14,820

(Over) Understatement as a % of gross profit (loss)	-0.2%	-0.1%	-1.8%	1.0%	0.1%	-1.2%	-0.5%

Operating expenses	3,717	14,119	3,300	3,681	4,880	4,103	15,964
(Over) Understatement of Operating expenses	(1)	(1)	(6)	4	2	(9)	(9)

Operating Expenses — as adjusted	3,716	14,118	3,294	3,685	4,882	4,094	15,955

(Over) Understatement as a % of operating expenses	0.0%	0.0%	-0.2%	0.1%	0.0%	-0.2%	-0.1%

Pre-tax income (loss)	465	164	(25)	195	(1,327)	400	(757)
(Over) Understatement of pre-tax income (loss)	(8)	(8)	(52)	33	2	(42)	(59)

Pre-tax income (loss) — as adjusted	457	156	(77)	228	(1,325)	358	(816)

(Over) Understatement as a % of pre-tax income (loss)	-1.8%	-5.1%	67.5%	14.6%	-0.1%	-11.8%	7.2%

AFTER — tax income (loss)	491	371	(17)	133	(720)	202	(402)
(Over) Understatement of post-tax income (loss)	(5)	(5)	(31)	20	1	(25)	(36)

Post-tax income (loss) — as adjusted	486	366	(48)	153	(719)	177	(438)

(Over) Understatement as a % of post-tax income (loss)	-1.0%	-1.3%	64.7%	13.0%	-0.1%	-14.3%	8.1%

EPS Basic	$0.07	$0.05	$(0.00)	$0.02	$(0.10)	$0.03	$(0.06)
(Over) Understatement of Basic EPS	$0.0006	$0.0006	$0.0044	$(0.0027)	$(0.0002)	$0.0036	$0.0049

EPS Basic — as adjusted	$0.07	$0.05	$(0.01)	$0.02	$(0.10)	$0.02	$(0.06)

EPS Dilluted	$0.07	$0.05	$(0.00)	$0.02	$(0.10)	$0.03	$(0.06)
(Over) Understatement of Dilluted EPS	$0.0006	$0.0006	$0.0044	$(0.0025)	$(0.0002)	$0.0035	$0.0049

EPS Dilluted — as adjusted	$0.07	$0.05	$(0.01)	$0.02	$(0.10)	$0.02	$(0.06)

Change in Rounded EPS			YES			YES

Iridex Corporation
Qualitative Analysis — Summary Overview

	Q1 2005	Q2 2005	Q3 2005	Q4 2005	YTD 2005	Q1 2006	Q2 2006
Revenue	$8,145	$9,387	$9,081	$10,416	$37,029	$9,010	$8,637
(Over) Understatement of Revenue	56	2	50	(42)	66	(95)	177

Revenue — as adjusted	8,201	9,389	9,131	10,374	37,095	8,915	8,815

(Over) Understatement as a % of revenue	0.7%	0.0%	0.5%	-0.4%	0.2%	-1.1%	2.0%

Gross profit (loss)	3,678	4,545	4,879	5,073	18,175	4,345	4,575
(Over) Understatement of Gross Profit (Loss)	25	11	20	(18)	38	(53)	92

Gross profit (loss) — as adjusted	3,703	4,556	4,899	5,055	18,213	4,292	4,668

(Over) Understatement as a % of gross profit (loss)	0.7%	0.2%	0.4%	-0.4%	0.2%	-1.2%	2.0%

Operating expenses	3,836	3,987	4,162	4,381	16,366	5,062	5,183
(Over) Understatement of Operating expenses	5	1	3	(3)	5	(5)	9

Operating Expenses — as adjusted	3,841	3,988	4,165	4,378	16,371	5,057	5,192

(Over) Understatement as a % of operating expenses	0.1%	0.0%	0.1%	-0.1%	0.0%	-0.1%	0.2%

Pre-tax income (loss)	(32)	688	874	807	2,337	(538)	(431)
(Over) Understatement of pre-tax income (loss)	21	10	17	(15)	32	(48)	83

Pre-tax income (loss) — as adjusted	(11)	698	891	792	2,369	(586)	(347)

(Over) Understatement as a % of pre-tax income (loss)	-185.7%	1.4%	1.9%	-1.9%	1.4%	8.2%	-24.1%

Post-tax income (loss)	(20)	430	879	381	1,671	(264)	(78)
(Over) Understatement of post-tax income (loss)	12	6	10	(9)	19	(29)	50

Post-tax income (loss) — as adjusted	(8)	436	889	372	1,690	(293)	(28)

(Over) Understatement as a % of post-tax income (loss)	-166.0%	1.3%	1.1%	-2.4%	1.2%	9.9%	-179.6%

EPS Basic	$(0.00)	$0.06	$0.12	$0.05	$0.23	$(0.03)	$(0.01)
(Over) Understatement of Basic EPS	$(0.0017)	$(0.0008)	$(0.0015)	$0.0040	$(0.0029)	$0.0040	$(0.0051)

EPS Basic — as adjusted	$(0.00)	$0.06	$0.12	$0.05	$0.23	$(0.04)	$(0.00)

EPS Dilluted	$(0.00)	$0.05	$0.11	$0.05	$0.21	$(0.03)	$(0.01)
(Over) Understatement of Dilluted EPS	$(0.0016)	$(0.0007)	$(0.0014)	$0.0011	$(0.0027)	$0.0040	$(0.0051)

EPS Dilluted — as adjusted	$(0.00)	$0.05	$0.11	$0.05	$0.21	$(0.04)	$(0.00)

Change in Rounded EPS						YES	YES
For these time periods the Company reported between approximately $7 and $10 million in quarterly revenues. As summarized in the tables above, when reviewing all affected periods, there is no greater than a 2.0% difference in revenue, gross margins and operating expenses. Rounded EPS changed for both basic and dilutive shares in Q1 2004, Q4 2004, Q1 2006 and Q2 2006. With the exception of the $0.0051 Q2 2006 EPS change, the changes in EPS never exceeds $0.005. In the other three quarters where rounded EPS changed, the range was from a low of $0.0036 to a high of $0.0044. Excluding the four quarters discussed above, in all other periods there would have been no change to rounded EPS.
The higher percentage changes in net income are primarily due to the Company operating at close to break even. For example in Q1 2004 and Q1 2005, the Company was approximately at breakeven, with an after tax loss (pre-adjusted) of $17k and $20k, respectively. A corresponding adjustment of $31k and $12k in after tax earnings resulted in a change of 64.7% and 166.0% in Q1 2004 and Q1 2005, respectively.
As discussed above, from Q4 2003 to Q2 2006, with the exception of pre- and post-tax income, the change in all other major line items have been no greater than 2.0% and the higher percent changes are primarily due to relatively small absolute dollar change on quarters that are close to breakeven. Thus the Company views these changes as immaterial.
The following table describes the impact on Q1 and Q2 of 2006 assuming (1) Q1 is not restated, and (2) Q1 is restated for the impact of Q1 originating errors. In both scenarios it is assumed that prior year errors are not corrected.

Iridex Corporation
Overstatement (Understatement) of Errors						(1)				(2)

	Corrected Balance				Q1 Not Restated				Q1 Restated
	Q1 ’06	Q2 ’06	YTD	Change	Q1 ’06	Q2 ’06	YTD	Change	Q1 ’06	Q2 ’06	YTD
Revenue	$8,915	$8,815	$17,729	-1.1%	$9,010	$8,637	$17,647	-4.1%	$8,843	$8,805	$17,647	-0.4%
Error ($)					95	(177)	(82)		(72)	(10)	(82)
Error (%)					1.1%	-2.1%	-0.5%		-0.8%	-0.1%	-0.5%

Cost of Sales	4,623	4,147	$8,770	-10.3%	4,665	4,062	8,727	-12.9%	4,580	4,147	8,727	-9.5%
Error ($)					42	(85)	(43)		(43)	—	(43)
Error (%)					0.9%	-2.1%	-0.5%		-0.9%	0.0%	-0.5%

Gross Profit (loss)	4,292	4,668	$8,959	8.8%	4,345	4,575	8,920	5.3%	4,263	4,658	8,920	9.3%
Error ($)					53	(92)	(39)		(29)	(10)	(39)
Error (%)					1.2%	-2.0%	-0.4%		-0.7%	-0.2%	-0.4%

Operating Expenses	5,057	5,192	$10,249	2.7%	5,062	5,183	10,245	2.4%	5,053	5,192	10,245	2.7%
Error ($)					5	(9)	(4)		(4)	—	(4)
Error (%)					0.1%	-0.2%	0.0%		-0.1%	0.0%	0.0%

Pre-tax income (loss)	(586)	(347)	$(933)	-40.8%	(538)	(431)	(969)	-20.0%	(611)	(357)	(969)	-41.6%
Error ($)					48	(83)	(35)		(25)	(10)	(35)
Error (%)					-9.0%	19.4%	3.6%		4.1%	2.8%	3.6%

Post-tax income (loss)	(293)	(28)	$(321)	-90.5%	(264)	(78)	(342)	-70.5%	(308)	(34)	(342)	-89.0%
Error ($)					29	(50)	(21)		(15)	(6)	(21)
Error (%)					-11.0%	64.2%	6.2%		4.9%	17.7%	6.2%
The table demonstrates that even though there does not appear to be a material error in Q1 2006; if Q1 2006 was not restated then the impact on Q2 2006 is more significant. Most notably, the pre-tax loss error in Q2 is $83K, and Q2 revenue would reflect a 4.1% quarter over quarter decline in revenue compared to an actual decline of 1.1%. Based on this fact, the Company recommended a restatement of Q1 2006 for those errors originating in Q1 2006. That restatement was reflected in the Form 10-Q/A filed by the Company on December 22, 2006. The impact of not restating past years was considered to be immaterial.

In making this determination as to immateriality, the following qualitative considerations were also evaluated.

Qualitative consideration	Company’s Assessment
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and if so, the degree of imprecision inherent in the estimate.	The misstatement arises from items capable of precise measurement.

Whether the misstatement masked a change in earnings or other trends.	Based on the calculations below, both quarterly and yearly trends where not affected in a significant way. Rounded EPS changed in only the following quarters:

• In Q1 2004 EPS would have been a loss of ($0.01) instead of $0.00 reported however; the true difference on a basic and diluted share count was $0.0044.

• Rounded EPS for the fourth quarter 2004 changed from $0.03 to $0.02 on a basic and fully diluted basis however; the true difference on a basic share count was $0.0036.

• For the first quarter 2006, rounded EPS changed from ($0.03) to ($0.04) on a basic and fully diluted basis however; the true difference on a basic and diluted share count was $0.0040.

•     Even though there appears to be no material changes in Q1 2006, if Q1 2006 were not restated then the percentage change in sequential quarterly revenue growth for Q2 2006 would be 4.1% compared to 1.1%. In addition a restated Q1 2006 EPS would change from a loss of <$0.03> to a loss of <$0.04>.

Whether the misstatement hid a failure to meet analysts’ consensus expectations for the enterprise.	The misstatement did not hide a failure to meet analyst’s consensus expectations for the enterprise.

Qualitative consideration	Company’s Assessment
Whether the misstatement changed a loss into income or vice versa.	The misstatement did not change a loss into income or vice versa.

Whether the misstatement concerned a segment or other portion of the Company’s business that has been identified as playing a significant role in the registrant’s operations or profitability.	The misstatement related to Ophthalmology and Dermatology sales but did not materially change results for either segment.

Whether the misstatement affected the Company’s compliance with regulatory requirements.	The misstatement had no impact on the Company’s compliance with regulatory requirements.

Whether the misstatement affected the Company’s compliance with loan covenants or other contractual requirements.	The Company has no loans or applicable contract requirements.

Whether the misstatement had the effect of increasing management’s compensation.	This misstatement had an immaterial impact on the domestic sales management commissions. No impact to any other compensation of management occurred.

Whether the misstatement involved concealment of an unlawful transaction.	No unlawful transactions were involved.

Is the Company close to break-even?	In Q1 2004 and Q1 2005 the Company’s EPS was $0.00.

Is the impact to gross margin significant or is this a significant metric followed by investors?	The misclassification did not materially change gross margin or any other significant metrics followed by investors.

Is the impact of the correcting entries made in 2003, 2004, 2005 or 2006 material?	For quarters and years starting in Q4 2003 and ending in Q2 2006 the misstatement is not considered material. Based on the reasons noted above, including the small dollar amounts involved, the relatively low level of percentage change, and the level of the change in EPS for the periods in question the Company believes that there has been no material financial misrepresentation prior to Q2 2006.

Qualitative consideration	Company’s Assessment
Other considerations-positive changes in our processes and controls since Q3 2003.	• Beginning in Q1 2005, the Company has been asking each sales representation to verify quarterly that their sales comply with the Company’s revenue recognition policy.

• The Company maintains a return reserve of approximately $189,000.

• For the past 10 quarters Q1 2004 to Q2 2006, the Company has historically averaged only 1% returns on total revenues

• Our finance department is making AR calls much earlier in the process in order to improve DSO. These calls can reveal potential customer issues prior to the quarterly close.

•     We have started to re-train the Company’s sales representation on our revenue recognition policy. This began in August 2006 when the Ophthalmology reps attended a class at their sales meeting. A similar course was conducted for the Dermatology sales force in late October 2006.

•     The CEO has also sent out a memo to the entire domestic sales force on November 15, 2006 reminding them again about our revenue recognition policy and the importance of reporting any inconsistencies.

Discussion with external legal counsel	No significant impact. Our legal counsel did not view the non-related errors as material to an investor.

Conclusion:
Materiality
Based on the above analysis, it is IRIDEX Management’s position that the net impact of the misstatement between revenue, gross margin and operating expense is immaterial to the previously-reported Form 10-Q and 10-K for the periods ended September 27, 2003 through April 1, 2006. In addition as discussed above the higher percentage changes are primarily due to relatively small absolute dollar changes on quarters that are close to breakeven and misstatement did not make or change any trends. Thus the Company feels that a restatement of those prior results is not necessary. However even though there appeared to be no material changes in Q1 2006, if Q1 2006 were not restated then the impact on Q2 2006 would be more significant. Based on this fact, the Company recommended that it restate Q1 2006 and this was reflected in the Form 10-Q/A filed on December 22, 2006.
The actual percentage basis of a misstatement is only the beginning of an analysis of materiality and it cannot be used as a substitute for a full analysis of all relevant considerations. Some of those relevant considerations, in addition to those already mentioned, were that:
•	Prior to 2006 the largest shift in net income <loss> from one period to another period is at the most $36k. Three of the periods where EPS changed by $0.01, the largest change other than Q2 2006 in EPS still rounds to $0.00 ($0.0044).

•	If the Company was to go back and restate every quarter and year from Q4 2003 the all in cost to implement would require approximately 3 cents per share in spending;

•	When a company is so close to breakeven on a quarterly basis the normal quantitative measures have to be more closely scrutinized;

•	A reasonable investor would not believe that this information would significantly alter the “total mix” of information made available.